Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). There were either no preference securities outstanding for each of the following periods, or in the case of the period ended December 31, 2009, no preference dividends accrued or payable on preference securities outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Year Ended December 31,
Fixed Charges:	2005	2006	2007	2008	2009
Interest on debt	$70,601	$97,075	$98,302	$85,319	$136,616
Amortization of debt premium, discount and capitalized expenses	(990)	(3,143)	(3,693)	1,011	57,424
Interest element of rentals*	13,290	15,770	14,460	15,677	14,294

Total Fixed Charges	$82,901	$109,702	$109,069	$102,007	$208,334

Earnings:
Net income (loss)	$286,149	$274,651	$(640,362)	$(976,373)	$(622,019)
Add back:
Income tax provision (benefit)	183,022	178,213	(14,447)	(170,181)	(268,686)
Loss (income) on equity method investment	(521)	2,844	(1,633)	(2,288)	33,861
Fixed charges	82,901	109,702	109,069	102,007	208,334

Total Earnings	$551,551	$565,410	$(547,373)	$(1,046,835)	$(648,510)

Ratio of Earnings to Fixed Charges	6.7x	5.2x	(5.0x )	(10.3x )	(3.1x )

Additional earnings required to achieve a l.0x ratio:	n/a	n/a	$656,442	$1,148,842	$856,844

*	We determined the interest component of rent expense to be 10%.